FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2013

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 26 July 2013

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 26 July 2013
           Unilever invites tenders for statutory audit

Exhibit 99

Unilever invites tenders for statutory audit services

London/ Rotterdam, 26 July 2013 - Unilever today announced that its Audit Committee will invite leading accountancy firms to tender for its statutory audit contract. PricewaterhouseCoopers' appointment will expire upon completion of their audit of the accounts for the year ending 31 December 2013.

Unilever Chief Financial Officer Jean-Marc Huët said:

"To maintain Unilever's position at the forefront of good governance, we have decided to put our statutory audit work out to tender with the intention of nominating a new external auditor for 2014.

 "Our business is very large in scale and reach, with operations in over a hundred countries. The challenge that this poses for our auditors has been successfully met by PricewaterhouseCoopers over many years and we have always been impressed with the rigour and quality of their audit. However, given changes in the regulatory environment and market expectations, it makes sense for Unilever to rotate its auditors at this time.

"We look forward to continuing to work with PricewaterhouseCoopers as a key provider of other professional services going forward."

Unilever intends to conduct the tender process as quickly as possible, so that a decision can be made in time for the 2014 Annual General Meetings.

ENDS

For more information, please contact:

Unilever
Trevor Gorin                                          Flip Dötsch
Trevor.Gorin@Unilever.com               Flip.Dotsch@unilever.com
+44 (0) 207 822 6010                             +31 (0) 10 217 3715
+44 (0) 7711 020438                              +31 (0) 6 11375464

About Unilever
Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with operations in 100 countries and sales in over 190. Our products are present in 7 out of 10 homes globally and are used by over 2 billion people on a daily basis. We work with 173,000 colleagues around the world and generated annual sales of over €50 billion in 2012. Over half of our company's footprint is in the faster growing developing and emerging markets (57% in first half of 2012). Working to create a better future every day, we help people feel good, look good and get more out of life. Our portfolio includes some of the world's best known brands such as Knorr, Persil / Omo, Dove, Sunsilk, Hellmann's, Lipton, Rexona / Sure, Wall's, Lux, Rama, Ponds and Axe, 14 of which now generate a turnover of €1 billion or more.